FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __ No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Notice of AGM

22 March 2023 11:00 GMT

Notice of Annual General Meeting and Board Committee change

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2023 and Shareholders’ Circular (the Notice).

The Company also announced that, in line with the UK Corporate Governance Code, Michel Demaré will step down as a member of the Audit Committee at the conclusion of this year’s Annual General Meeting (AGM) following his appointment as Chair of the Board.

The Notice and the proxy form for the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice is also available on the Company's website at www.astrazeneca.com/noticeofmeeting2023.

The Company's Annual Report and Form 20-F Information 2022 (the Annual Report) was published on 21 February 2023.

The Notice is being despatched to shareholders today.

The meeting place for the AGM will be the Leonardo Royal Hotel London Tower Bridge, 45 Prescot Street, London, E1 8GP and the AGM will commence at 2.30 pm (BST) on 27 April 2023.

The business to be conducted at the AGM is summarised below:

1.
To receive the Company’s Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2022

2.
To confirm dividends

3.
To reappoint PricewaterhouseCoopers LLP as Auditor

4.
To authorise the Directors to agree the remuneration of the Auditor

5.
To elect or re-elect Directors

6.
To approve the Annual Report on Remuneration for the year ended 31 December 2022

7.
To authorise limited political donations

8.
To authorise the Directors to allot shares

9.
To authorise the Directors to disapply pre-emption rights

10.
To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments

11.
To authorise the Company to purchase its own shares

12.
To reduce the notice period for general meetings

13.
To adopt new Articles of Association of the Company.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of ordinary shares entered in the register of members of the Company by 6.30pm (BST) on 25 April 2023 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 6.30pm (BST) two days prior to any adjourned meeting, are entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 6.30pm (BST) on 25 April 2023, or if this meeting is adjourned, in the register of members after 6.30pm (BST) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the AGM. The Record Date applied to the Euroclear Sweden system to determine entitlement to attend and vote at the AGM is close of business on 18 April 2023.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AstraZeneca PLC

Date: 22 March 2023
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary